Exhibit 99.219

mCloud Partners with URBSOFT to Bring AssetCare™ to Market in Saudi Arabia

  Partnership brings AssetCare to the largest oil and gas, refining, and petrochemical operators alongside retail and mega building complexes in Saudi Arabia
  Paves the way for AssetCare to support the digitalization and ESG objectives of Saudi Vision 2030, the Kingdom of Saudi Arabia's national economic action plan

CALGARY, AB, July 13, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced the signing of a Memorandum of Understanding ("MOU") with URBSOFT, a strategic provider of advanced ground and aerial inspection technology solutions supporting the Saudi Vision 2030 initiative in the Kingdom of Saudi Arabia and its transformative industrial and urban programs.

The MOU partners mCloud with URBSOFT to jointly take the full portfolio of AssetCare solutions to market in Saudi Arabia. Together, mCloud and URBSOFT will combine and deliver industrial visual inspection solutions using the Company's 3D capabilities and URBSOFT's advanced GIS and GPS technologies to major oil and gas, petrochemical, and process industry sites. Both companies will also drive the adoption of AssetCare smart building solutions in tandem with URBSOFT's urban technology portfolio across numerous prominent Saudi building initiatives and the Kingdom's retail sector.

mCloud expects this partnership to fuel major growth for its regional business in the Middle East, with URBSOFT well-positioned to lead regional sales, broker strategic relationships, and implement AssetCare across the Kingdom. URBSOFT is principal advisor to the Saudi Government for Saudi Vision 2030, a national economic action plan including major multi-billion dollar investments in the adoption of new technologies for industrial development, logistics, and smart city transformation.

In this role, URBSOFT and its leadership maintain pivotal ties to the largest oil and gas, petrochemical, and building developers and operators in Saudi Arabia. Through URBSOFT and Saudi Vision 2030, the Kingdom is positioned to lead the adoption of ESG and digitalization solutions in these sectors.

Russ McMeekin, mCloud President and CEO said: "During my recent trip to the Kingdom of Saudi Arabia, I was amazed by the degree to which digital technologies have been integrated into every aspect of life in the Kingdom. While there, I had the opportunity to meet many industry leaders eager to accelerate the digital transformation and decarbonization of their businesses. I also met with numerous building operators seeking the best technologies to reduce their carbon footprint and improve indoor air quality. Our partnership with URBSOFT makes AssetCare the Kingdom's ESG technology solution of choice. Put simply, mCloud is now open for business in Saudi Arabia."

"In partnership with mCloud, URBSOFT has already begun to introduce mCloud and AssetCare to notable industrial players including Saudi Aramco, SABIC, and Sipchem," said Dr. Ahmed Alkadi, URBSOFT CEO. "We believe mCloud's technology will play a key role for the Kingdom in achieving its goal of reducing GHG emissions and energy consumption in the Saudi petrochemical industry and around the world."

"We are also engaging our urban technology network, which includes the King Abdullah Financial District, NEOM, the Red Sea Project, AMAALA, and more to create an ecosystem where AssetCare can play a role in helping urban innovations flourish," Dr. Alkadi added.

For more information on Saudi Vision 2030, visit https://www.vision2030.gov.sa.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 61,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About URBSOFT

Established in 2014, URBSOFT is a fast-growing company that offers innovative urban technologies and services grounded in design thinking, digital product innovation, customer experience management, and digital transformation. No matter the industry, device, objective, or technology platform, we are driven to improve the human relationship with technology by designing and building meaningful connections between companies and their customers. For more information, visit www.urbsoft.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the joint sales, marketing, and delivery of AssetCare solutions with URBSOFT in Saudi Arabia.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2021/13/c4550.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 13-JUL-21